UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Delivers Maximum Flexibility for Global IoT Connectivity with eUICC Offering

New capability on Sierra Wireless Smart SIM and Connectivity Service allows customers to switch providers over the air, enabling new business models and improving operational efficiencies

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 27, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today introduced an eUICC (Embedded Universal Integrated Circuit Card) solution for its global Smart SIM and connectivity service. It is one of the first to market that conforms to the latest GSMA specification, ensuring global interoperability across hardware vendors, SIM vendors and operators.

“Machina Research forecasts that annual sales of IoT SIMs supporting eUICC will grow from less than one million in 2014 to 227 million devices per year by 2024, representing almost 50 percent of all SIMs sold,” said Godfrey Chua, Principal Analyst, Machina Research. “With its strong position in cellular IoT, Sierra Wireless is well positioned to benefit from the opportunity we see associated with IoT connections that depend on eUICC.”

Also commonly referred to as eSIM, eUICC allows users to remotely provision and change service providers over the air (OTA) without physically accessing the SIM card. This provides a global, operator-independent connectivity solution, which is critical for tomorrow’s IoT use cases because it enables:

  Flexibility to control subscription cost, coverage and service level for the entire lifecycle of the device, which is beneficial for companies in the utility, retail, insurance and healthcare spaces, where devices can be deployed for more than 10 years.
  New service-based IoT business models, allowing global equipment manufacturers, like PC and auto makers, to configure every device the same way at the factory and then remotely manage subscriptions to provide better coverage and customer service wherever the device lands and is operated.
  Remote provisioning to access the best subscription options for a given region, which helps businesses in transportation, telematics and other sectors, where crossing borders results in higher costs.

“eUICC represents the most radical change in over two decades of cellular connectivity, because it allows customers to select and change service provider profiles based on the criteria or business rules of their choosing,” said Andrew Brown, Executive Director, Enterprise and IoT Research, Strategy Analytics. “This allows businesses to think globally and expand their offerings from products to connected services.”

The Sierra Wireless AirVantage® IoT Platform, Smart SIM and Connectivity Service provide all of the IoT infrastructure needed to create, deploy and manage IoT solutions.

“Sierra Wireless is focused on providing maximum flexibility to our customers and making it simple for them to access the best connectivity anywhere in the world based on the needs of their IoT use cases,” said Emmanuel Walckenaer, Senior Vice President, Cloud and Connectivity Services Business Unit at Sierra Wireless. “Our vision is to remove barriers for customers by taking the complexity out of connectivity thereby enabling the possibility of countless new business models and applications.”

“The GSMA’s specification for Remote SIM Provisioning for M2M is helping operators to provide scalable, reliable and secure connectivity to a range of diverse services with a number of commercial solutions already in market,” commented Graham Trickey, Head of Connected Living, GSMA. “A common and interoperable approach to Remote SIM Provisioning for M2M solutions gives assurance that products are aligned with industry specifications and can support the functional requirements for the remote management of connectivity services with at least the same level of integrity and security as a traditional removable SIM.”

Sierra Wireless has more than two million managed connections globally that rely on its cloud and connectivity services. Designed to be different from traditional roaming SIMs, the Sierra Wireless Smart SIM and Connectivity Service provides a truly operator-independent solution for connecting machines globally. The AirVantage IoT Platform provides all of the building blocks that customers need to create IoT applications and keep them online. It is the only platform in the industry that allows users to manage the Sierra Wireless Smart SIM and third-party network operator SIMs, providing a single unified connectivity management platform for all of their deployed SIMs. For more information about the Sierra Wireless AirVantage IoT Platform, SIMs and Connectivity Services visit: http://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/.

Availability

The eUICC capability is fully compliant with the GSMA Embedded SIM Specification, Version 3.1, and will be available for Sierra Wireless Smart connectivity in December 2016. For more information, visit http://www.sierrawireless.com/euicc.

Resources

For more information about eUICC for IoT, watch the on-demand webinar, Demystifying eUICC: The Next Evolution of the SIM Card, presented by Godfrey Chua, Principal Analyst, Machina Research, and Staffan Eriksson, Director Product Marketing, Cloud and Connectivity Services, Sierra Wireless, at: http://bit.ly/2df0XmY.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirVantage” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 27, 2016